Exhibit 99.1

MATERIAL FACT

We announce that the Board of Directors Meeting of GERDAU S.A. held on February 19th, 2013, in accordance with its bylaws and CVM Instructions 10/80 and 268/97, decided to authorize the Company to acquire shares of its own issue.

Objective: to exclusively meet the needs of the Long-Term Incentive Program of the Company and its subsidiaries, drawing on cash from its existing profit reserves; with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction.

Number of shares to be acquired: up to 4,100,000 preferred shares (GGBR4) or American Depositary Receipts – ADRs (GGB), representing in aggregate approximately 0.47% of the preferred shares comprising the free-float, which on January 31, 2013 totaled 872,677,534 shares.

Acquisition period: as from the date hereof, February 19th, 2013, for a maximum period of 365 days, until February 18th, 2014.

The transactions will be carried out on the stock exchanges of São Paulo and New York, at market prices, through the intermediation of the following brokerages:

• Itaú Corretora de Valores S.A.

Avenida Faria Lima, 3.400, 10º andar, Itaim Bibi, São Paulo, SP;

• Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Avenida Paulista, 1.450, 7°andar, Bela Vista, São Paulo, SP; and

• Merrill Lynch, Pierce, Fenner & Smith Inc

Bank of America Tower One, Bryant Park 8th Floor, New York, NY, 10036.

Rio de Janeiro, February 19th, 2013

ANDRÉ PIRES DE OLIVEIRA DIAS

Executive Vice-President

Investor Relations Officer